February 6, 2012

Mr. Jeffrey Jaramillo

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Kennametal Inc.

Form 10-K for the fiscal year ended June 30, 2011

Filed August 11, 2011

File No. 001-05318

Dear Mr. Jaramillo:

In response to your January 24, 2012 letter containing comments regarding the above-referenced Exchange Act filing, we have addressed your comments in the following response. To assist in your review of this response, we have presented it in the same format as provided in your original letter with our applicable response following the comment.

Attached as Exhibit A to this letter are the representations of Kennametal Inc. requested by the Staff’s letter.

Should you or any member of the Staff have any additional questions or comments regarding our response or the applicable filing, please feel free to contact Martha A. Bailey, Vice President Finance and Corporate Controller, at 724.539.5826, or me, at 724.539.4617.

Sincerely,

/s/ Frank P. Simpkins

Frank P. Simpkins

Vice President and Chief Financial Officer

Mr. Jeffrey Jaramillo

February 6, 2012

Form 10-K for the Fiscal Year Ended June 30, 2011

Overview, page 11

1.

We note the statements during management’s 4th quarter earnings call and September 2011 analyst day regarding the impact of and “challenges” presented by rising raw material prices, particularly tungsten, and efforts management undertook during the 4th quarter to combat those challenges. It also appears from those statements and your disclosure that raw material prices impacted your results of operations. Given this, and consistent with your response to comment 1 in your letter to us dated March 11, 2009, please revise applicable future filings to include a discussion of material, known challenges and risks you face, and on which the company’s executives are most focused, such as the raw material price increases noted above, and the actions they are taking in response to them.

Response

The Company acknowledges this comment and will, in future filings beginning with its second quarter Form 10Q to be filed in early February 2012, include in the Overview additional discussion of any material known challenges and risks the Company is focused on and actions to address such items, as applicable.

Business Segment Review, page 14

2.

Please tell us, and revise future filings to clarify, the reasons underlying the material changes to your results of operations mentioned in your disclosure. While your current disclosure here and elsewhere attributes the increase in sales to “an organic sales increase” and “sales increases” in the markets and geographies you mention, it is unclear from your disclosure what material factors drove the increased sales in those markets and geographies. However, as one example only, it appears from management’s 4th quarter earnings call that Earthworks sales in your Infrastructure segment were driven at least in part by high commodity prices and mining capacity expansion and that emerging market construction activity is at peak.

Response

The Company acknowledges this comment and will, in future filings beginning with its second quarter Form 10Q to be filed in early February 2012, include in the business segment review additional discussion of material factors that drive sales changes in both end markets and geographies, as applicable.

See the updated paragraphs below regarding the Form 10-K for the fiscal year ended June 30, 2011 business segment review which further clarifies the reasons for the increase in sales. Additional language is included in bold italics.

Mr. Jeffrey Jaramillo

February 6, 2012

INDUSTRIAL

External sales of $1,528.7 million in 2011 increased by $361.9 million, or 31.0 percent, from 2010. The increase in sales was attributed to an organic sales increase of 32 percent and favorable foreign currency effects of 1 percent, offset by the impact of fewer business days. On an organic basis, sales increased in all served market sectors led by strong growth in general engineering and transportation sales of 40 percent and 30 percent, respectively. The general engineering end markets growth is attributable to new orders for industrial machinery as manufacturers have increased capital spending. The growth in the transportation end markets was due to the overall increase in global vehicle sales and production. On a regional basis, organic sales increased by approximately 40 percent in Asia, 29 percent in Europe and 28 percent in the Americas. The increase in Asia was evenly driven by both general engineering and transportation end market growth. In Europe and the Americas the increase was primarily driven by growth in the general engineering end markets.

INFRASTRUCTURE

External sales of $874.8 million in 2011 increased by $157.5 million, or 22.0 percent, from 2010. The increase in sales was attributed to organic sales increase of 21 percent and favorable foreign currency effects of 1 percent. The organic increase was driven by higher sales in the energy and earthworks markets of 26 percent and 18 percent, respectively. Energy and related product sales increased due to higher U.S. and international rig counts, as well as higher demand for inland and shale products. Sales in the earthworks markets increased due to mining capacity expansion related to strong commodity pricing and increased demand, as well as increased road construction activity primarily in the emerging markets. On a regional basis, organic sales increased by approximately 27 percent in Asia, 22 percent in the Americas and 13 percent in Europe. The increase in Asia and the Americas was driven by the performance in the earthworks markets, while the European sales increase was more evenly split between both the earthworks and energy markets.

Liquidity and Capital Resources, page 15

3.	We note your disclosure on page 41 that unremitted earnings of your non-U.S. subsidiaries and affiliates of $1,085 million are permanently reinvested, and no deferred tax liability has been recorded in connection with these unremitted earnings. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please review your future filings to disclose the amounts of cash, cash equivalents and investment amounts held by your foreign subsidiaries that would not be available for use in the United Sates without incurring U.S federal and state income tax consequences. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a) (1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Mr. Jeffrey Jaramillo

February 6, 2012

Response

The Company acknowledges this comment, and in future filings beginning with its second quarter Form 10Q to be filed in early February 2012, we will enhance our disclosure in the discussion of Liquidity and Capital Resources. Specifically, when we discuss cash, cash equivalents and investment balances as a component of our liquidity, we will provide the amount which is held by our foreign subsidiaries that would not be available in the United States without incurring U.S. federal and state income taxes to the extent such amount could be considered material to an understanding of our liquidity and capital resources. Further, where applicable and material, we will discuss any known trends, demands or uncertainties that result from our permanent reinvestment policy that could have an effect on our business or may be relevant to our financial flexibility.

Item 11, Executive Compensation, page 59

4.	We note your disclosure regarding the same general factors considered in setting the target amounts mentioned on page 39 of your definitive proxy statement. However, it is unclear how those factors actually relate to the target amounts you mention, including the reasons underlying significant changes from the prior year’s target amount, such as with respect to Mr. Cardoso. In this regard, we note the disclosure regarding reinstating the full value of LTI awards, which does not appear to explain the reason for the significant increase to the targeted amount, even considering the substitution of performance unit awards for cash awards. Please tell us and revise future filings.

Response

In future filings, the Company will expand our disclosure to better explain the factors considered by our compensation committee in determining the long-term incentive (“LTI”) opportunities for each of our named executive officers. We will also expand our disclosure to better explain the factors that contribute to any increases or decreases in the LTI opportunities from year-to-year.

As we explain on page 38 of the 2011 proxy statement, the Compensation Committee establishes the target LTI opportunities for each of our named executives based on (i) each such named executive’s performance and career potential (the individual factors) and (ii) what our peers are providing for similarly-situated executives (the external factors). The Compensation Committee does not assign any relative weight to either of these factors but rather uses its best judgment to establish target LTI opportunities that it believes are competitive with those companies with which the Company competes for talent, based on all of the information available to the committee.

Mr. Jeffrey Jaramillo

February 6, 2012

The increase to Mr. Cardoso’s LTI opportunity was largely the result of the compensation committee recognizing the sacrifices made by Mr. Cardoso in fiscal 2010. As discussed in our 2010 proxy statement, due to the challenging business conditions our company was facing in the summer of 2009, we did not provide Cash LTIP awards to our named executives for fiscal year 2010, which in prior years represented 50% of total long-term incentive value. Accordingly, for fiscal year 2010, participants in our LTI program received only 50% of their target long-term incentive value. In addition, their overall target long-term compensation had been significantly reduced due to the fact that our 3-year cash-LTIP awards paid out at 25% for the cycle ending in 2009 and; and at the time of the Committee’s decision in February 2010, no payouts were expected for the cycles ending in 2010 or 2011.

In light of these substantial cuts, the compensation committee grew concerned that there was the potential that one or more of our named executives, including Mr. Cardoso, could begin receiving offers for more lucrative employment opportunities as the economy began to recover. In February 2010, the committee determined that it would be in the best interests of the company to act at that time. Accordingly, the committee decided in February 2010 to grant certain named executives, including Mr. Cardoso, a retention award. As described in the 2010 proxy statement, the retention awards were ultimately granted in the form of restricted stock units that cliff vest on the third anniversary of the grant date. Mr. Cardoso was granted a retention award valued at $3,000,000 ($2,000,000 of which was awarded in February of 2010 and the remaining $1,000,000 of which was granted as part of his fiscal year 2011 LTI annual grant). The committee considered the retention grants an appropriate way to recognize our named executives’ contributions and their success in leading our company through the difficult recession years and back to profitability. Additionally, the committee considered such retention grants an appropriate way to provide a further incentive to our named executives to remain focused on the execution of our business strategies.

As discussed in our 2011 proxy statement, the compensation committee reinstated the full value of our LTI awards for fiscal year 2011 (which for Mr. Cardoso was $2,200,000) and increased the LTI opportunity by $200,000 based on the internal and external factors discussed on page 38 of the 2011 proxy statement. In addition, Mr. Cardoso received the remaining portion of his retention award valued at $1,000,000 described above and was awarded an additional $200,000 in recognition of his fiscal 2010 achievements.

Mr. Jeffrey Jaramillo

February 6, 2012

Exhibit A

Kennametal Inc. acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KENNAMETAL INC.

By:	/s/ Frank P. Simpkins
Name:	Frank P. Simpkins
Title:	VP & Chief Financial Officer
Date:	February 6, 2012